UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                    ICON plc
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                                (Name of Issuer)


            American Depositary Shares, representing Ordinary Shares
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                         (Title of Class of Securities)


                                    45103T107
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                                 (CUSIP Number)


                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [] Rule 13d-1(b)

         [] Rule 13d-1(c)

         [X] Rule 13d-1(d)



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                                  SCHEDULE 13G

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1       NAME OF REPORTING PERSON:  Dr. Ronan Lambe
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a

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2       CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [ ]

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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION:

                               Republic of Ireland
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                           5   SOLE VOTING POWER

        NUMBER OF              1,015,470
          SHARES
       BENEFICIALLY        6   SHARED VOTING POWER
         OWNED BY
           EACH                0
        REPORTING
       PERSON WITH         7   SOLE DISPOSITIVE POWER

                               1,015,470

                           8   SHARED DISPOSITIVE POWER

                               0

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                    1,015,470
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10      CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           7.3%

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12      TYPE OF REPORTING PERSON:
                                            IN
--------------------------------------------------------------------------------



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Item 1.

          (a)  Name of Issuer:

               The name of the issuer is ICON plc (the "Issuer").

          (b)  Address of Issuer's Principal Executive Offices:

               The principal executive offices of the Issuer are located at South County Business Park, Leopardstown, Dublin 18, Ireland.

Item 2.

          (a)  Name of Person Filing:

               This Schedule 13G Statement (this "Statement") is hereby filed by Dr. Ronan Lambe.

          (b)  Address of Principal Business Office, or, if none, Residence:

               South County Business Park, Leopardstown
               Dublin, Ireland

          (c)  Citizenship:

               Republic of Ireland

          (d)  Title of Class of Securities:

               American Depositary Shares, representing Ordinary Shares.

          (e)  CUSIP Number: 45103T107



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                   78c);

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f)  [ ] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);



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          (g)  [ ] A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          (a)  Amount beneficially owned:

               1,015,470

          (b)  Percent of class:

               7.3%

          (c)  Voting and dispositive power:

               1,015,470

Item 5. Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 11, 2005



                                         /s/ Ronan Lambe
                                       ----------------------------
                                       Name:  Dr. Ronan Lambe